Symbols: LVH .TSX Venture Exchange

LVFHF.OTC Bulletin Board

LVH .Berlin Stock Exchange

September 22, 2005.

ACTION POKER GAMING INC. LICENSES ITS SOFTWARE TO THE BICYCLE CASINO (the “BIKE”) IN LOS ANGELES, CALIFORNIA

Vancouver, British Columbia, September 22, 2005 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) is pleased to announce that it’s wholly owned subsidiary, Action Poker Gaming Inc., (“APG”) has licensed its Software to the Bicycle Casino (the “Bike”) in Los Angeles, California.

Located just 10 minutes from downtown Los Angeles, the Bicycle Casino is home to the best gaming action in Southern California. With over 135 tables featuring poker and California games, the Bike ranks as one of the world’s largest Card Casinos and is renowned for its World Class Poker Tournaments, including being a host venue for the World Poker Tour. At this time, the Licensing Agreement is to provide “Play for Fun” Software whereby players will have access only to “Play for Fun” tables at the Bike on the Action Poker Network (“APN”). Players will have the opportunity to earn bonus points through their “Play for Fun” play and earn entry into free rolls and other related special promotions. The Software is scheduled to be released to the Bike’s patrons in early October.

President and CEO, Jake Kalpakian states, “We are thrilled to license our Software to the Bike. While initially the Software is only for “Play for Fun”, it’s a terrific vote of confidence to have one of the world’s largest and respected Cardrooms select our Software. This deal should open up other licensing opportunities, assist in branding the Action Poker Network by enabling APN to host special tournament promotions in conjunction with the Bike and perhaps most importantly, set us up well for the future to be the Software provider of choice to the largest land based Cardrooms if indeed inter-state poker becomes a reality. As such, and at this time, APG is in discussions with several other leading land based Casino Cardrooms to provide similar Software services.”

Annual International Association of Gaming Attorneys Conference to be held in Vancouver

The Company’s President and CEO, Jake Kalpakian has been invited to speak in a panel discussion at the International Association of Gaming Attorneys (“IAGA”) in Vancouver, British Columbia, on Friday, September 23, 2005.

IAGA is a non profit professional corporation dedicated to the study and development of gaming law. IAGA holds an annual conference in a different major city each year where casino executives, regulators and lawyers from both the industry and private practices from all over the world meet to discuss national and international gaming laws.

To learn more about IAGA, please visit www.iaga.org.

About Las Vegas From Home.Com Entertainment Inc.

LVFH is an “E-Gaming” Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com .

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”

Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as “believes,” “plans,” “expects” or “intends” and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.